UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

Minutes of the Board of Directors Meeting held on March 22nd, 2016

On March 22nd, 2016, at 9 a.m., the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) has met, with the attendance of all of its members, which, unanimously, resolved to:

APPROVE the election of the Company’s Audit Committee members, pursuant to article 17, item XXI, of the Company’s Bylaws, for a one (1) year term, which shall be postponed until the investiture of the members that shall be elected on the First Board of Directors’ meeting to be held after the Ordinary General Meeting of 2017, as follows: René Luiz Grande, Brazilian, married, economist, bearer of the Identity Card (RG) No. 6.309.316-9 SSP/SP, enrolled with the Individual Taxpayer ID (CPF/MF) under No. 583.893.348-87, according to § 6 of Article 12 of Resolution No. 3,198/04 of the National Monetary Council, as amended, reappointed as Coordinator, pursuant to Art. 30, paragraph 1 of the Company’s Bylaws; Luiz Carlos Nannini, Brazilian, married, accountant, bearer of Identity Card (RG) No. 9.221.586-5 SSP/SP, enrolled with the Individual Taxpayer ID (CPF/MF) under No. 038.563.538-95, as technical qualified member, pursuant to article 12, paragraph 2, of Resolution No. 3,198/04 of the National Monetary Council; and Elidie Palma Bifano, Brazilian, married, lawyer, bearer of Identity Card (RG) No 3.076.167 SSP/SP, enrolled with the Individual Taxpayer ID (CPF/MF) under No. 395.907.558-87, as member; all resident and domiciled in the capital of São Paulo State, with commercial address at Avenida Presidente JUscelino Kubitschek, 2235, Vila Olímpia.

The members of the Audit Committee hereby elected represent that they are not involved in any criminal offenses under the law that would prevent them from performing business activities, particularly those referred to in article 147, of the Corporate Law, as well as that they comply with the requirements established in Resolutions 4.122/2012 and 3.198/2004 as amended 4.329/2014, of the National Monetary Council, and that they will only be vested in the positions for which they were elected following the confirmation of their election by the Central Bank of Brazil.

It was registered that the current Audit Committee member, Celso Clemente Giacometti, shall remain in his post and performing his activities on the Company’s Audit Committee until May 18th, 2016, date in which he shall complete a six (6) years term of office.

There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees.

São Paulo, March 22nd, 2016.

Signatures: Jesús María Zabalza Lotina – Chairman; Álvaro Antônio Cardoso de Souza, Celso Clemente Giacometti, Conrado Engel, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Maria Nus Badía, Marília Artimonte Rocca, Sergio Agapito Lires Rial and Viviane Senna Lalli – Directors.

This is a true transcript of the minutes recorded in the proper book.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 22, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer